UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iconic Sports Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G4712C 107
(CUSIP Number)

C/O Tifosy Limited
16 Hanover Square
London, W1S 1HT
United Kingdom
+44 (0) 2703 93702
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Iconic Sports Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,535,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,535,000
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,535,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.45
14		TYPE OF REPORTING PERSON (See Instructions)
OO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 (the “Original Schedule 13D”) relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Iconic Sports Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to include the following at the end thereof:

On December 19, 2022, Eagle Football Holdings Limited (“Eagle Football”), a London-based group with interests in English Premier League club, Crystal Palace, Brazilian Serie A club, Botafogo, and Belgian First Division B club, RWD Molenbeek, acquired a significant controlling stake in French Ligue 1 club, Olympique Lyonnais. In connection with such acquisition, an affiliate of the Reporting Person made a strategic $75 million equity investment in Eagle Football and entered into agreements with various parties including Eagle Football. Such agreements provide that the Issuer may enter into a business combination with Eagle Football for a valuation of approximately $1.2 billion. The Issuer is not a party to any of these agreements. There is no assurance that an agreement with respect to such transaction will be entered into, and even if entered into, that a transaction contemplated thereby would be consummated. Any such transaction would be subject to, among other things, (i) additional financing on acceptable terms; (ii) the approval of the board of the Issuer; (iii) the separate approval of the Issuer’s shareholders; (iv) the ability to satisfy the requirements of the SEC for the offering of securities and the solicitation of votes; (v) any regulatory approvals; and (vi) the satisfaction of continued stock exchange listing requirements.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 1 is incorporated by reference to this Item 6, which shall amend Item 6 of the Original Schedule 13D to include such response at the end thereof.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022

ICONIC SPORTS MANAGEMENT LLC

By:	/s/ Fausto Zanetton
Name:	Fausto Zanetton
Title:	Co-Chief Executive Officer and Chief Financial Officer

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